NO ACT

PE
3-17-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303



March 18, 2011

Act 1934
Section 14(d)(5)
Rule 14d-10(a)(1)
Public Availability March 18, 2011



Via Facsimile (212) 701-5336 and U.S. Mail

Peter R. Douglas, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017

Re: Tender offer by Pepsi-Cola (Bermuda) Ltd. for Ordinary Shares and American Depositary Shares of Wimm-Bill-Dann Foods OJSC

Dear Mr. Douglas:

We are responding to your letter dated March 17, 2011 addressed to Mauri L. Osheroff and Christina Chalk, as supplemented by telephone conversations with the staff, with regard to your request for exemptive and no-action relief in connection with the above transaction. To avoid having to recite or summarize the facts set forth in your letter, we attach the enclosed photocopy of your correspondence. Unless otherwise noted, capitalized terms in this letter have the same meaning as in your letter of March 17, 2011.

On the basis of your representations and the facts presented in your letter, the United States Securities and Exchange Commission hereby grants exemptions from the following provisions of the Exchange Act and rules thereunder:

- Rule 14d-10(a)(1) under the Exchange Act. This exemption permits PCBL to make the U.S. Offer open only to holders of ADSs, wherever located, and the Russian Offer open only to holders of Shares, wherever located. We note that we have confirmed through direct contacts with the Russian regulators reviewing this transaction that Russian law does not permit the U.S. Offer to include holders of Shares located in the United States. We also note that PCBL will provide a mechanism by which holders of Shares can exchange their Shares for ADSs which can then be tendered into the U.S. Offer, and that PCBL will pay any fees associated with this exchange for U.S. holders.

- Section 14(d)(5) of the Exchange Act and Rule 14d-7 thereunder. This relief permits PCBL to provide withdrawal rights in the Russian Offer as specified by Russian law. Under Russian law, a tendering shareholder can submit an amended acceptance notice at any time while the Russian Offer is open, which amended notice can decrease the number of Shares tendered, but not to less than one Share. This relief is necessary for the Russian Offer because, as noted above, U.S. holders of Shares who which to tender must participate in the Russian Offer unless they elect to convert their Shares into ADSs. The U.S. Offer will fully comply with Section 14(d)(5) and Rule 14d-7 under the Exchange Act.

In addition, based on the representations in your letter dated March 17, 2011, as supplemented by telephone conversations with the staff, the staff of the Division of Corporation Finance will not recommend enforcement action if PCBL and the other parties to this transaction do not comply with Rule 13e-3 in connection with the Offers. In this regard, we note that under Russian law, PCBL could not structure the acquisition of WBD as a single-step cash merger or a two-step tender offer followed by a squeeze our merger, as it could in a U.S. transaction. In addition, PCBL did not own any securities of WBD or have any other control relationship with WBD before its purchase of securities from the Selling Shareholders on February 3, 2011. Finally, the material terms of the Offers were fixed by Russian law at a time when PCBL had no ability to elect directors, influence management of WBD or otherwise impact the terms of the Offers, and those terms may not be changed under Russian law because this is a mandatory offer.

The foregoing exemptive and no-action relief is based solely on the representations and the facts presented in your letter dated March 17, 2011 and the accompanying letter from Russian local counsel at Linklaters CIS of the same date, and does not represent a legal conclusion with respect to the applicability of the statutory or regulatory provisions of the federal securities laws. The relief is strictly limited to the application to this transaction of the statutory provisions and rules listed above. You should discontinue this transaction pending further consultations with the staff if any of the facts or representations set forth in your letter change. In addition, this position is subject to modification or revocation if at any time the Commission or the Division of Corporation Finance determines that such action is necessary or appropriate in furtherance of the purposes of the Exchange Act.

We also direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 10(b) and 14(e) of the Exchange Act, and Rule 10b-5 thereunder. The participants in this transaction must comply with these and any other applicable provisions of the federal securities laws. The Division of Corporation

Finance expresses no view on any other questions that may be raised by the proposed transaction, including but not limited to, the adequacy of disclosure concerning and the applicability of any other federal or state laws to the proposed transaction.

Sincerely,

For the Commission,
By the Division of Corporation Finance
pursuant to delegated authority,



Mauri L. Osheroff
Associate Director
Division of Corporation Finance

Enclosures

March 17, 2011

Ms. Mauri L. Osheroff, Associate Director, Regulatory Policy
Ms. Christina Chalk, Senior Special Counsel, Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628

Re: Proposed Dual Tender Offers by Pepsi-Cola (Bermuda) Limited for Ordinary Shares and American Depositary Shares of Wimm-Bill-Dann Foods OJSC

Ladies and Gentlemen:

Reference is made to the no-action and exemptive relief letter (the "**Letter**") that was submitted to the U.S. Securities and Exchange Commission today on behalf of our client, PepsiCo, Inc. ("**PepsiCo**") and its wholly owned subsidiary, Pepsi-Cola (Bermuda) Limited ("**PCBL**").

We act as Russian counsel for PCBL. Solely in this capacity, we have reviewed the Letter and confirm that, in our view, the statements of Russian law and tender offer practice in the Letter are accurate and, for the purpose of the Letter, complete.

Please note that these statements of Russian law and tender offer practice consist of brief summaries of relevant matters of Russian law and tender offer practice and should not be construed as a comprehensive description.

The foregoing confirmation:

(1) is rendered solely in connection with the request for no-action and exemptive relief set forth in the Letter;

(2) may not be relied on for any other purpose; and

(3) may not be reproduced, referred to or quoted in any offering documents, disclosure or similar written materials, except that we consent to this confirmation being attached to the Letter.

If you require any further information or have any questions, please contact John Goodwin at +7-495-797-9710 or Denis Uvarov at +7-495-797-9728.

Very truly yours,



Linklaters CIS

New York
Menlo Park
Washington DC
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Peter R. Douglas

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 4336 tel
212 701 5336 fax
peter.douglas@davispolk.com

March 17, 2011

Re: Proposed Dual Tender Offers by Pepsi-Cola (Bermuda) Limited for Ordinary Shares and American Depositary Shares of Wimm-Bill-Dann Foods OJSC

Ms. Mauri L. Osheroff, Associate Director, Regulatory Policy
Ms. Christina Chalk, Senior Special Counsel, Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628

Dear Ms. Osheroff and Ms. Chalk:

We are writing on behalf of our client, PepsiCo, Inc. ("**PepsiCo**") and its wholly owned subsidiary, Pepsi-Cola (Bermuda) Limited ("**PCBL**"), in connection with PCBL's acquisition of ordinary shares, par value 20 rubles per share ("**Shares**"), and American Depositary Shares, each representing one-quarter of one Share ("**ADSs**") of Wimm-Bill-Dann Foods OJSC ("**WBD**"), an open-joint stock company organized under the laws of the Russian Federation, in order to request relief from Rules 13e-3,14d-10(a)(1) and 14(d)-7 under the Securities Exchange Act of 1934 (as amended, the "**Exchange Act**") and Section 14(d)(5) of the Exchange Act.

Background

<u>The Parties</u>
PepsiCo is a leading global food, snack and beverage company. PepsiCo was incorporated in Delaware in 1919 and was reincorporated in North Carolina in 1986 and its stock trades on the New York Stock Exchange (the "**NYSE**") under the ticker symbol "PEP". PCBL was formed in 1957 as an exempted company under the Bermuda Companies Act of 1981. PCBL is a holding company for a number of PepsiCo's foreign investments and is indirectly wholly owned and controlled by PepsiCo.

WBD is one of Russia's largest manufacturers of food-and-beverage products with manufacturing facilities in Russia, the Ukraine, Kyrgyzstan, Uzbekistan and Georgia. WBD is an open joint stock company organized under the laws of the Russian Federation. It is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act, files reports on Forms 20-F and 6-K with the Securities and Exchange Commission (the "**Commission**") and has securities registered under Section 12(b) of the Exchange Act. WBD's Shares trade on the Russian Trading System in the quotation list B and on the MICEX Stock Exchange as non-listed shares admitted to trading and its ADSs have traded on the NYSE since February 2002 under the ticker symbol "WBD".

Transaction Background

As discussed with members of the Staff of the Division of Corporation Finance (the "**Staff**") of the Commission, PCBL would have preferred to structure the acquisition of WBD as a single-step cash merger or a traditional two-step tender offer and merger in the same fashion as is common in the U.S., but Russian law does not provide for cash mergers or a traditional two-step tender offer and merger. As a result, it was necessary for PCBL to structure the acquisition as an initial purchase of Shares, ADSs and Global Depositary Shares, each representing one-quarter of one Share ("**GDSs**"), collectively representing approximately 66% of the outstanding Shares, from certain founding and subsidiary stockholders (collectively, the "**Selling Stockholders**") pursuant to a Purchase Agreement dated December 1, 2010 (the "**Purchase Agreement**"). The purchase of Shares, ADSs and GDSs from the Selling Stockholders was completed on February 3, 2011. The per share price paid to the Selling Stockholders was $132 USD per Share ($33 USD per ADS or GDS). Between the signing and closing of the Purchase Agreement, PCBL purchased additional ADSs in the open market, representing approximately 11% of the outstanding Shares. Currently, PCBL owns approximately 77% of the outstanding Shares (including Shares underlying ADSs and GDSs). As a result of PCBL's acquisition of Shares from the Selling Stockholders, PCBL is required, under Russian law, to make a mandatory tender offer in Russia for all remaining outstanding Shares (the "**Russian Offer**"), including Shares underlying the ADSs and GDSs (but not the ADSs or GDSs themselves).

PCBL, with the assistance of Thomson Reuters, carried out an analysis, in compliance with the instructions to Rule 14d-1(d), of the beneficial ownership of Shares (including Shares underlying ADSs and GDSs) as of December 31, 2010, which is a date less than 60 days before February 3, 2011, the date of public announcement of the Offers referred to below under the Exchange Act. Based on Thomson Reuters' analysis, and after excluding Shares owned by PCBL, Thomson Reuters determined that (i) there are no U.S. holders of Shares other than Deutsche Bank Trust Company Americas in its capacity as ADS depositary and (ii) the percentage of outstanding Shares underlying ADSs and GDSs held by U.S. residents as of December 31, 2010 is approximately 37% (as calculated in accordance with the instructions to Rule 14d-1(d)). Therefore, subject to compliance with the other conditions contained in Rule 14d-1(d), the Offers will qualify for the Tier II relief provided in Rule 14d-1(d).

The Russian Offer

The Russian Offer is regulated by Russian Federal Law No. 208-FZ "On Joint Stock Companies" dated December 26, 1995 (as amended) and implementing regulations adopted by the Russian Federal Service for Financial Markets (the "**FSFM**") and, under Russian law, must be implemented in the following manner:

- the Russian Offer must be for all Shares, wherever located, but cannot include ADSs or GDSs;
- during the pendency of the Russian Offer, PepsiCo and PCBL cannot acquire Shares on terms that differ from those of the Russian Offer (and, therefore, may not acquire Shares pursuant to the U.S. Offer);
- PCBL must pay in rubles for Shares tendered in the Russian Offer;

- the offer price in the Russian Offer is required to be at least equal to the greater of (i) the highest price previously paid, or offered to be paid, by PCBL or any of its affiliates for any Shares in the six months prior to launching the Russian Offer; and (ii) the weighted average price of the Shares as quoted on the Russian Trading System and Moscow Interbank Currency Exchange during the six months preceding the date on which PCBL files the Russian Offer with the FSFM. Accordingly, the price per Share to be paid in the Russian Offer will be RUR 3,883.70, (the ruble equivalent of the price paid to the Selling Stockholders, which was $132 per share ($33 per ADS and GDS)) (the "**Russian Offer Price**");

- PCBL was required to (and did) submit the required Russian Offer documents to the FSFM on February 22, 2011;

- subject to any comments that the FSFM may have concerning the Russian Offer documents, PCBL will be required to commence the Russian Offer on March 10, 2011;

- the Russian Offer will expire on May 19, 2011 and cannot be extended, unless the price (which can only be increased) or the timing of payment (which can only be shortened) is changed; and

- to effect the transfer of tendered Shares to PCBL, holders of Shares must transfer their Shares to PCBL within 15 days after the expiration of the Russian Offer, and PCBL will be required to pay each tendering shareholder within 15 days of the crediting of such Shares on PCBL's account.

Under Russian law, if PCBL purchases Shares in the Russian Offer representing at least 10% of WBD's outstanding Shares and, as a result, PCBL's ownership exceeds 95% of the outstanding Shares (the "**Squeeze-Out Requirement**"), PCBL may implement the Russian equivalent of a "squeeze-out" of the remaining Shares for rubles, at a price to be determined by an independent appraiser, but not less than the Russian Offer Price or the price previously paid, or offered to be paid, by PCBL or any of its affiliates for any Shares between expiration of the Russian Offer until the filing of the squeeze-out demand with the FSFM. Under Russian law, *only* Shares tendered in the Russian Offer count toward the Squeeze-Out Requirement and ADSs tendered in the U.S. Offer would not count for this purpose unless PCBL makes separate arrangements (as it proposes to do) for the Shares underlying ADSs tendered in the U.S. Offer to be subsequently tendered into the Russian Offer.

<u>The U.S. Offer</u>
The Russian Offer will not be made for ADSs because, under Russian law, only the underlying Shares and not ADSs are recognized as an outstanding security of WBD. As a result, in order to enable ADS holders to participate in the transaction and help PCBL meet the Squeeze-Out Requirement, PCBL proposes to implement two offers – the Russian Offer and a U.S. offer open to all holders of ADSs, wherever located (the "**U.S. Offer** and together with the Russian Offer, the "**Offers**"). The U.S. Offer will be on the same terms as the Russian Offer, except:

- ADS holders who tender in the U.S. Offer will receive the Russian Offer Price converted into U.S. dollars at the spot market rate on or about the settlement date of the U.S. Offer;

- the U.S. Offer will be for all ADSs, wherever located, and the Russian Offer will be for all Shares, wherever located;

- the U.S. Offer will expire 3 business days prior to the expiration of the Russian Offer to enable the ADS depositary to tender into the Russian Offer the Shares underlying ADSs that are tendered in the U.S. Offer;[1]

- ADS holders who tender in the U.S. Offer will be paid as soon as practicable after expiration of the U.S. Offer. We have been advised by the depositary for the ADS facility that payment will be sent to tendering ADS holders within 15 calendar days after expiration of the U.S. Offer;

- the U.S. Offer will provide for withdrawal rights as provided by Section 14(d)(5) and Rule 14d-7 under the Exchange Act. As described in more detail below, Russian law does not specifically provide for U.S. style withdrawal rights, but shareholders may submit amended acceptance notices decreasing the number of Shares tendered to as little as a single Share; and

- the terms of the U.S. Offer will be disclosed, in accordance with Regulation 14D, by means of a U.S. offer to purchase filed with the Commission under cover of Schedule TO and distributed to ADS holders.

Furthermore, we will provide a mechanism by which holders of Shares can deposit their Shares with the custodian for the ADS depositary (the "**ADS Custodian**") in exchange for ADSs which can then be tendered into the U.S. Offer. PCBL will pay any fees of the ADS Custodian associated with this exchange for U.S. holders of Shares.

Discussion

Exchange Act Rule 13e-3

Rule 13e-3(a)(3) defines a "Rule 13e-3 transaction" to include, among other things, a tender offer by an affiliate for equity securities of an Exchange Act reporting company which has either a reasonable likelihood or purpose, directly or indirectly, of (i) causing any class of equity securities of the issuer to become eligible for termination of registration, or causing the reporting obligations with respect to such class of equity securities to become eligible for termination or (ii) causing any class of equity securities of the issuer to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system or any registered national securities association.

As a threshold matter, for Rule 13e-3 to apply to the transactions described in this letter, PCBL must be an "affiliate" of WBD. Rule 13e-3(a)(1) defines an "affiliate" as, "a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer". For the following reasons, it is our view that PCBL is not currently, was not at the time the Purchase Agreement was entered into or the transactions contemplated thereby were completed, and will not, at the times the terms of the Offers are fixed and the Offers are announced and commenced, be an affiliate of WBD. Prior to execution of the Purchase Agreement, PCBL did not own any Shares, ADSs or GDSs and had no other control relationship with WBD. Between signing and closing of the transactions contemplated by the Purchase Agreement, PCBL acquired ADSs through open-market purchases that were fully disclosed by

[1] As mentioned above, this mechanic is necessary because only Shares tendered in the Russian Offer count towards satisfaction of the Squeeze Out Requirement. Therefore, to assist PCBL in meeting the Squeeze-Out Requirement, the Shares underlying ADSs tendered in the U.S. Offer will be subsequently tendered into the Russian Offer.

PCBL's filing of a Schedule 13D and PCBL had no other control of or involvement with WBD. Even after completion of the purchase under the Purchase Agreement, PCBL will have no officers or directors at WBD and is not expected to elect any directors or officers until several months later.[2] Finally, the material terms of the Russian Offer (and by extension the U.S. Offer) were fixed by Russian law at a time when PCBL had no ability to elect directors, influence management of WBD or otherwise impact the terms of the Offers, and the terms cannot be changed at any time after PCBL directors may be elected to WBD's board.

We have noted that the Commission has taken the position that a multi-step transaction will be considered a "unitary transaction" and therefore may be effected without compliance with Rule 13e-3 if: (1) prior to the initial acquisition of securities there was no affiliation between the issuer and the acquiring entity; (2) the initial acquisition and the second-step transaction are made pursuant to an agreement for the acquisition of the entire class of securities at the same price; (3) the intention to engage in the second-step transaction was publicly announced at the time of the initial acquisition and the second-step transaction is effected within a relatively short period of time thereafter; and (4) the acquiring entity will not change the management or the board of directors, or otherwise exercise control, of the issuer prior to the completion of the second-step transaction.[3] We believe that the transactions involved in this letter satisfy the substance of these requirements for the reasons described below.

First, as mentioned above, prior to the purchase from the Selling Stockholders, PCBL did not own any Shares, ADSs or GDSs and there was no other control relationship between WBD and PCBL. Second, Russian law requires PCBL to launch the Russian Offer (and by extension, the U.S. Offer) within 35 days after the completion of the transactions contemplated by the Purchase Agreement and the Russian Offer Price (and therefore the price in the U.S. Offer) is fixed by Russian law so as to be equal to the price paid to the Selling Stockholders. Third, PCBL publicly announced its intention to launch the Offers upon completion of the purchase from the Selling Stockholders and the Offers will be completed approximately 4 months thereafter, as specified by Russian law. Fourth, although PCBL may elect directors to WBD's board approximately 30 days after commencement of the Offers, at a time before the Offers expire, we believe the policy behind the fourth requirement of the Staff's interpretative release is satisfied because the terms of the Offers will be set before PCBL could appoint any directors and, under Russian law, the terms of the Offers cannot be changed other than the price (which can only be increased) and the timing of payment (which can only be shortened) after the Russian Offer documents are submitted to the FSFM (which will occur prior to any election of WBD directors by PCBL). Accordingly, PCBL will have no ability to influence or control any of the material terms of the Offers. We therefore believe that the purchase from the Selling Stockholders and the ensuing Offers should be considered a "unitary transaction" and not a Rule 13e-3 transaction.

Finally, the concerns addressed by Rule 13e-3 are not implicated by these transactions. Rule 13e-3 seeks to protect shareholders from the potentially coercive effects of going private

---

[2] Under Russian law, directors can be elected only at a general shareholders meeting and shareholders must be given at least 70 days notice before such a meeting. The next general shareholders meeting is scheduled for April 8, 2011.

[3] *See* Interpretive Release Relating to Going Private Transactions Under Rule 13e-3, Exchange Act Release No. 34-17719, 46 FR 22571, Question 8 (April 13, 1981) ("**Release No. 34-17719**") (describing the Commission's no-action position under the "unitary transaction" doctrine); *See also* Handaschy Industries, Inc., SEC No-Action Letter, 1987 SEC LEXIS 2566 (October 19, 1987); The Penn Central Corporation, SEC No-Action Letter, 1983 SEC LEXIS 2605 (July 16, 1983).

transactions and the potential for overreaching by issuers and their affiliates at the expense of minority shareholders.[4] In this transaction, however, the obligation to make the Offers, the Russian Offer Price (and, by extension, the price in the U.S. Offer) and the timing of the Offers are all fixed by Russian law – and have not been, and cannot be, influenced by PCBL either currently or at any subsequent time when it might become an affiliate. Similarly, PCBL will not have any information advantage that could influence or affect the purely mechanical calculation of the Russian Offer Price that is mandated by Russian law. The Commission has previously recognized that "multi-step acquisitions pursuant to a plan or arm's-length agreement of a previously unaffiliated person may not involve the potential for abuse and overreaching or the adverse effects on investor confidence in the securities markets that Rule 13e-3 was designed to alleviate."[5]

For the foregoing reasons we hereby request the Staff's concurrence with our view that the transactions described above are not subject to Rule 13e-3 or, alternatively, that the Staff advise us that it will not recommend to the Commission that any enforcement action be taken against PCBL or the other parties to the transaction if no Schedule 13E-3 is filed and the U.S. offer materials do not include the information required by Rule 13e-3.

Exchange Act Rule 14d-10(a)(1)

Rule 14d-10(a)(1) under the Exchange Act provides that no person may make a tender offer for an equity security unless the offer is open to all security holders of the class of securities subject to the tender offer. The U.S. Offer will be open to all holders of ADSs, wherever located. The Russian Offer will be open to all holders of Shares, wherever located. The Commission has taken the position that ADSs and Shares underlying the ADSs should, in some circumstances, be treated as a single class for purposes of Section 14(d) of the Exchange Act and the regulations promulgated thereunder.[6] This could perhaps be seen to raise an issue as to whether the U.S. Offer or the Russian Offer complies with a purely literal view of Rule 14d-10(a)(1) because the U.S. Offer does not include Shares and the Russian Offer does not include ADSs. In our view, the unique circumstances of this transaction, however, warrant an exception to this reading of the "all holders" requirement.

Although the Commission stated in the adopting release to the 2008 amendments to the tender offer rules that the amendments to the Tier II exemption were not intended to enable a bidder to make an offer open only to ADS holders,[7] the current transaction is unique because Russian law and regulation prohibit the U.S. Offer from being open to Shares. Russian law prohibits the acquisition of Shares on terms that differ from the terms of the Russian Offer while the Russian Offer is open. As a matter of Russian law, the terms of the U.S. Offer differ from the Russian Offer because: (i) the U.S. Offer consideration is in U.S. dollars, while the Russian Offer consideration is in Russian rubles; (ii) the U.S. Offer expires 3 business days before the Russian

---

[4] *See supra* note 3, Release No. 34-17719.

[5] *See* Going Private Transactions by Certain Issuers or Their Affiliate, Exchange Act Release No. 34-17720, 1981 SEC LEXIS 1646 at 11 (April 13, 1981).

[6] Revisions to the Cross-Border Tender Offer, Exchange Offer and Business Combination Rules and Beneficial Ownership Reporting Rules for Certain Foreign Institutions, Exchange Act Release No. 34-57781, 2008 SEC LEXIS 1059 at 88 (May 6, 2008); American Depositary Receipts, Securities Act Release No. 33-6894 (May 23, 1991), Section II.D.2.

[7] Commission Guidance and Revisions to the Cross-Border Tender Offer, Exchange Offer, Rights Offerings and Business Combinations Rules and Beneficial Ownership Reporting Rules for Certain Foreign Institutions, Exchange Act Release No. 34-58597, 2008 SEC LEXIS 2166 at 86 (December 8, 2008).

Offer; and (iii) the Offers have different withdrawal rights. We note that since the enactment of the 2008 amendments to the tender offer rules, the Commission has granted relief from 14d-10(a)(1) to permit an acquirer to make an ADS-only offer in the U.S. where ordinary shares were prohibited by foreign law from being included in the U.S. Offer.[8]

In addition, since (i) there are no U.S. holders of Shares; (ii) Russian law does not permit ADSs to be included in the Russian Offer; (iii) the Offers will be made on substantially identical material terms; and (iv) we will provide a mechanism by which holders of Shares can exchange their Shares for ADSs which can then be tendered into the U.S. Offer, and PCBL will pay any fees associated with this exchange for U.S. holders of Shares, we believe that the requested exemption is appropriate and consistent with the Commission's view that the purpose of granting exemptions to Rule 14d-10 is to facilitate U.S. investor participation in cross-border tender offers.[9] Furthermore, including Shares in the U.S. Offer could negatively and arbitrarily impact PCBL's ability to meet the Squeeze-Out Requirement because Shares not tendered in the Russian Offer are not counted toward the requirement.

Similarly, as noted above, under Russian law, ADSs are not recognized as outstanding securities of WBD and therefore the Russian Offer cannot be made for ADSs. PCBL plans to conduct the U.S. Offer specifically to facilitate the participation of ADS holders in the Russian Offer. Therefore, it is our view that the concerns addressed by Rule 14d-10(a)(1) simply do not arise in the context of the Russian Offer being limited to holders of Shares.

Finally, the concern expressed by the Commission in 2008 amendments that acquirers not offer to acquire only ADSs, and not underlying shares, is simply not implicated in this context because the Russian Offer will be made and disseminated to all holders of Shares, wherever located.

Therefore, for the reasons discussed above, we respectfully request that the Staff grant exemptive relief from the provisions of Rule 14d-10(a)(1) to permit PCBL to make the U.S. Offer open only to ADSs, wherever located, and the Russian Offer open only to Shares, wherever located.

Section 14(d)(5) and Rule 14d-7 Under the Exchange Act

Section 14(d)(5) of the Exchange Act requires that shareholders be permitted to withdraw any shares tendered at any time after 60 days from the date of the original tender offer, until the time such shares are accepted for payment. In addition, Rule 14d-7 requires that any person who has deposited securities pursuant to a tender offer must have the right to withdraw such securities while the offer remains open. Russian law does not specifically provide for the same withdrawal rights that are provided under U.S. law. Under Russian law, however, only the last tender offer acceptance application submitted by the tendering shareholder is valid, meaning a shareholder can submit amended acceptance notices at any time while the Russian Offer is open, which can decrease the number of Shares tendered, but not to less than one Share. While this is not identical to the withdrawal rights provided under U.S. law, they are fundamentally similar in that a tendering shareholder will be able to withdraw virtually all of its tendered Shares. Moreover, PCBL will accept all Shares tendered in the Russian Offer immediately upon expiration of the Russian Offer. Therefore, we believe the tendering shareholders' right to withdraw is sufficiently protected, even without the specific rights provided by U.S. law. Furthermore, in our view,

---

[8] *See, e.g.*, PT Indosat Tbk, SEC No-Action Letter, 2009 LEXIS 13 (January 5, 2009).

[9] Cross Border Tender and Exchange Offers, Business Combinations and Other Rights Offerings, Exchange Act Release No. 34-42054, 1999 SEC LEXIS 2277 (October 22, 1999).

because the Russian Offer is required to comply with Russian law, it should not be considered a violation of Section 14(d)(5) or Rule 14(d)-7 under the Exchange Act if withdrawal rights in the Russian Offer comply with Russian law. Although the specifics of the transactions were different, the Commission has previously granted no-action relief with respect to withdrawal rights to permit a foreign offer to comply with provisions of foreign law.[10]

The U.S. Offer will provide full withdrawal rights to holders of ADSs while the offer is open and, as in the Russian Offer, all ADSs tendered in the U.S. Offer will be accepted immediately upon expiration of the U.S. Offer. Consequently, the U.S. Offer will fully comply with Section 14(d)(5) and Rule 14d-7 under the Exchange Act.

Therefore, we respectfully request exemptive relief under Rule 14d-7 and Section 14(d)(5) of the Exchange Act to permit the Russian Offer to provide for withdrawal rights as specified by Russian law.

Conclusion

For the reasons described above, we respectfully request relief from provisions of Rules 13e-3,14d-10(a)(1) and 14(d)-7 and Section 14(d)(5) of the Exchange Act as discussed in this letter.

If you require any further information or have any questions please contact the undersigned or George R. Bason, Jr., Ashleigh S. Kyle or H. Oliver Smith at 212-450-4000.

Very truly yours,



Peter R. Douglas

[10] *See, e.g.*, Gemalto S.A., SEC No-Action Letter, 2008 SEC LEXIS 611 (November 7, 2008) (granting relief where U.S. tender offer rules were inconsistent with French law); Barclays PLC, SEC No-Action Letter, 2007 LEXIS 581 (August 7, 2007) (granting relief where U.S. tender offer rules were inconsistent with Dutch law and practice).